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                                                          2500 One Liberty Place
                                                              1650 Market Street
RICHARD G. DEVLIN                                    Philadelphia, PA 19103-7301
Direct Phone:  215.851.8158                                         215.851.8100
Email:  rdevlin@reedsmith.com                                   Fax 215.851.1420


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

September 13, 2006

Ms. Pamela Long
United States Securities and Exchange Commission
Washington, D.C.  20549-7010

RE:   COMMONWEALTH INCOME & GROWTH FUND VI
      AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1
      FILED SEPTEMBER 11, 2006; FILE NO. 333-131736

Dear Ms. Long:

      On behalf of our client, Commonwealth Income & Growth Fund VI (the "Company" and the registrant with respect to above referenced filing), we are submitting (not via EDGAR) revised sales materials for this offering, in response to the Staff's comment letter dated September 8, 2006. The hard copies of the revised materials are being delivered to Brigitte Lippmann of the Commission Staff. The sales materials have been revised such that the risk factors disclosed and discussed therein more closely mirror the risk factors disclosed and discussed in the prospectus. Also, the risk mitigation column in the marketing piece entitled "Risks Associated with Equipment Leasing Funds" has been revised to more appropriately match risks with mitigation strategies.

      If you have any questions regarding the revised materials, or regarding the filing in general, please call me at 215-851-8158. Thank you for your prompt attention to this matter.

                                 Sincerely,
                                 Reed Smith LLP

                                 By: /s/ Richard G. Devlin
                                     -----------------------------------------
                                         Richard G. Devlin

Enclosures
cc:   Brigitte Lippmann, Esq.
      Kimberly A. Springsteen (w/o encl.)
      Michael B. Pollack, Esq. (w/o encl.)


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